October 4, 2005
VIA EDGAR AND HAND DELIVERY
Mathew Franker, Esq.
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allied Waste Industries, Inc. Registration Statement on Form S-4 (File No. 333-126239)
Dear Mr. Franker:
     Allied Waste Industries, Inc. (the “Registrant”), is responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 3, 2005, with respect to Amendment No. 2 to the Registrant’s above-referenced Registration Statement on Form S-4 filed with the Commission on September 29, 2005 (“Amendment No. 2”). Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) revised to reflect changes prompted by your comments. Amendment No. 3 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes three copies of Amendment No. 3.
     The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.
Exhibit 5.1, Opinion of Latham & Watkins
1.	Please note counsel must opine that the guarantee of each guarantor will be the binding obligation of the guarantor under the laws of the state governing the indenture. Please revise your opinion accordingly. We restate the first sentence of prior comment 1.
Response: As discussed with the Staff on October 3, 2005, opinion (2) of the opinion of Latham & Watkins LLP filed with Amendment No. 2 states that “each of the Guarantees will be the legally valid and binding obligation of the respective Guarantor, enforceable against such Guarantor in accordance with its terms.” For purposes of clarity, counsel is opining as to the enforceability of each of the Guarantees as the legally valid and binding obligation of each of the respective Guarantors (defined in the first paragraph of the opinion as each of those entities listed on Schedules A through JJ attached to the opinion), enforceable against such Guarantor in accordance with its terms
15880 N. Greenway-Hayden Loop,Ste. 100 / Scottsdale, AZ 85260
480.627.2700 / 480.627.2701 FAX

October 4, 2005

under the laws of the State of New York, which are the laws governing the indenture, the notes and the guarantees.
2.	We note reference in local counsel opinions to a “Supplemental Indenture to the Sixteenth Supplemental Indenture dated as of September 20, 2005.” Please file this document as an exhibit to your registration statement or, alternatively, supplementally explain why you believe Item 601(b)(4) of Regulation S-K is inapplicable to this document.
Response: The Supplemental Indenture to the Sixteenth Supplemental Indenture has been filed as an exhibit to Amendment No. 3.
     We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (480) 627-2700.

Truly yours,

/s/ Peter S. Hathaway

Peter S. Hathaway, Allied Waste Industries, Inc.

cc:	Kerri Howard, Allied Waste Industries, Inc.
Gregory A. Ezring, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP
Jason S. Frank, Esq., Latham & Watkins LLP
Timothy Pitrelli, Esq. Latham & Watkins LLP